UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extension and Redemption of Exchangeable Bonds by Parent Company

On April 12, 2024, our parent company, Vingroup Joint Stock Company (“Vingroup”), reached an agreement with certain institutional investors (the “EB Investors”) to partially redeem and amend its $625.0 million aggregate principal amount of exchangeable bonds (the “Exchangeable Bonds”), which are exchangeable for ordinary shares of VinFast Auto Ltd. (our “Company” or “VinFast”).

Under the terms of a deed of amendment and supplement (the “Extension Deed of Amendment”) between Vingroup and the EB Investors, among other things, Vingroup will redeem 50% of the Exchangeable Bonds held by each EB Investor and the remaining principal will be subject to scheduled partial redemptions. The amendments and partial redemption will take effect upon the satisfaction of various conditions precedent, which is anticipated to occur on or before May 17, 2024. The Exchangeable Bonds are scheduled to mature on May 10, 2027.

Each EB Investor is entitled to exchange its Exchangeable Bonds for VinFast ordinary shares pursuant to, and at a rate of exchange determined by, a deed poll dated April 29, 2022 (as amended and/or supplemented from time to time, the “Deed Poll” and the “Deed Poll Exchange Rights”) between February 29, 2024 to April 13, 2027. In connection with the Extension Deed of Amendment, we entered into a supplemental deed poll on April 12, 2024 (the “Extension Supplemental Deed Poll”), pursuant to which, among other things, the rate of exchange will be reset to 100,000 ordinary shares in our Company for each $1 million of Exchangeable Bonds with effect from the effective date of the Extension Deed of Amendment, subject to further scheduled reset and adjustment upon the occurrence of certain customary events.

This Form 6-K shall be deemed to be incorporated by registration statement on Form S-8 (File No. 333-278251) of the Company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: April 18, 2024	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director